LIVEREEL MEDIA CORPORATION

Reply to: Telephone: Email:	(416) 795-1765 steve.wilson@wealthserv.com

February 7, 2013

VIA EMAIL

Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

RE:	LiveReel Media Corporation (the “Company”)
Form 20-F for the year ended June 30, 2012
Filed October 29, 2012
File No. 000-50492

Dear Ms. Cvrkel:

We acknowledge receipt of your letter dated January 16, 2013 (the “Letter”) as well as the additional comments provided by Ms. Effie Simpson of your office in our call on February 5, 2013. Please find enclosed our responses to your comments, which we have provided in BOLD below the comment which we have restated.

Item 3. Key Information
(A) Selected Financial Data, page 6

1.
We note your disclosure indicating that you have presented Selected Financial Data prepared under IFRS for the fiscal years ended June 30, 2012 and 2011 and under Canadian GAAP for the fiscal years ended June 30, 2010, 2009 and 2008. In this regard, please note that it is not appropriate to present IFRS financial data alongside financial data that has been prepared in accordance with Canadian GAAP. Refer to Instructions 1 and 3 of General Instruction G of Form 20-F. Accordingly, please revise your selected financial data to:

●	Disclose that the information based on Canadian GAAP is not comparable to the information based on IFRS.

●	Revise the presentation of your selected financial data so that the Canadian GAAP and IFRS Selected Financial Data are not presented side-by-side.

2300 YONGE STREET
Suite 1710, P.O. Box 2408
Toronto, Ontario M4P 1E4

Ms. Cvrkel
February 7, 2013

RESPONSE: We have made the suggested changes to the disclosure on pages 6 and 7 of the Form 20-F/A.

(D) Risk Factors, page 8

2. Please revise to provide a risk factor that the auditor’s report contains an explanatory paragraph for the going concern uncertainty. You should state that the Company has incurred losses since inception and this raises substantial doubt about your ability to continue as a going concern.

RESPONSE: We have made the suggested changes to the disclosure on page 8 of the Form 20-F/A.

Item 5. Operating and Financial Review and Prospects
(A) Operating Results, page 15

3. This section appears to compare financial information prepared under IFRS with information that has been prepared under Canadian GAAP. Also, it appears that in the tables included in this section you have presented financial information presented under IFRS alongside financial information prepared under Canadian GAAP. As noted above, it is not appropriate to present your IFRS financial information alongside information that has been prepared in accordance with Canadian GAAP. Accordingly, please revise to eliminate this side by side presentation of IFRS and Canadian GAAP financial information. In addition, it is not appropriate to compare your operating results as determined in accordance with IFRS with those that were previously determined under Canadian GAAP. Please revise your discussion in this section to discuss your results of operations for the two most recent fiscal years prepared in accordance with IFRS as issued by the IASB. No part of your discussion should relate to financial statements prepared in accordance with Canadian GAAP. Refer to the guidance outlined in General Instruction G(e) of Form 20-F/A.

RESPONSE: We have made the suggested changes to the disclosure on pages 15 to 20 of the Form 20-F/A.

Item 17. Financial Statements, page 52
4. We note the disclosure on page 52 indicating that you have prepared the financial statements included in your Annual Report on Form 20-F in accordance with Item 17 of Form 20-F. Please note that compliance with Item 18 rather than Item 17 of Form 20-F is required for all issuer financial statements included in all Securities Act registration statements, Exchange Act registration statements on Form 20-F, and annual reports on Form 20-F. Please amend your annual report on Form 20-F to comply with Item 18 of Form 20-F. Also, all references to Item 17 of Form 20-F of your annual report on Form 20-F should be revised to reference Item 18 of Form 20-F.

RESPONSE: We have made the suggested changes to the disclosure on page 48 of the Form 20-F/A.

Ms. Cvrkel
February 7, 2013

Report of Independent Registered Public Accounting Firm, page F-1

5. We note that the audit opinion refers to International Financial Reporting Standards rather than International Financial Reporting Standards as issued by the International Accounting Standards Board. Please note that he latter is required in order to omit the reconciliation of net income and stockholders’ equity to US GAAP. Additionally, we note that your statement of compliance in the footnotes to the financial statements on page F-6 also does not assert compliance with IFRS as issued by the IASB. Please revise your annual report on Form 20-F to include a report of your independent registered accounting firm that asserts compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board or revise to provide a reconciliation of your net income and stockholders’ equity to US GAAP for each period presented in your financial statements. Refer to the guidance outlined in Item 17c of Form 20-F. Also, if your financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, please revise the disclosure in the first paragraph of Note 2(a) to your financial statements to clearly state such compliance.

6. In addition, we note that the “Emphasis of Matter” paragraph is not presented in accordance with PCAOB standards regarding going concern uncertainties. Please refer to AU 341, paragraphs 12 and 13 and revise accordingly.

RESPONSE: We have made the suggested changes to the disclosure on the Report of Independent Registered Account Firm filed with the audited financial statements as well as the Company’s MD&A.

*     *     *     *     *

Ms. Cvrkel
February 7, 2013

As requested in the Letter, we hereby acknowledge the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is acceptable.  Should you have any further comments, please do not hesitate to contact the undersigned.

Yours truly,

/s/ J. Stephen Wilson
J. Stephen Wilson, CA
Chief Financial Officer

cc:        Jason D. Meretsky
Warrant Goldberg, CA (Schwartz Levitsky Feldman LLP, auditors)